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                                                  SEC FILE NUMBER
                                                     000-26753
                                                  -------------------------

(Check One)                       UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
|_|  Form 10-K                Washington, D.C. 20549
|_|  Form 20-F
|_|  Form 11-K                      FORM 12b-25
|X|  Form 10-Q
|_|  Form 10-D              NOTIFICATION OF LATE FILING
|_|  Form N-SAR
|_|  Form N-CSR

                       For Period Ended: October 31, 2007.
                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                       For the Transition Period Ended:
                                                        ---------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                              Amazon Biotech, Inc.
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                             Full Name of Registrant

                                   ASYST CORP
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                            Former Name if Applicable

                               43 West 33rd Street
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                      Address of Principal Executive Office (Street and Number)

                               New York, NY 10001
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                            City, State and Zip Code

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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      a) The reason described in reasonable detail in Part III of this form could not be eliminated ( without unreasonable effort or expense.

      b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due ( date: and

      c) The accountant's statement or other exhibit is required by Rule 12b-25(c) has been attached ( if applicable.

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                              PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

The Company could not complete the filing of its Quarterly Report on Form 10-QSB for the quarter ended October 31, 2007 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-QSB, which delay could not be eliminated by the Company without unreasonable effort and expense. Such delay was primarily the result of completing the detailed financial statements. The Company intends to file its Quarterly Report on Form 10-QSB as soon as practicable after the completion of the review by its officers and directors.

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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Mechael Kanovsky              (212)                  695-3334
------------------------      -------------       -----------------------
         (Name)                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |_| No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Amazon Biotech, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 10, 2007                   By: /s/ Mechael Kanovsky
                                              -------------------------
                                              Mechael Kanovsky
                                              Chief Executive Officer